EXHIBIT 99.1

GAMESQUARE PARTNERS WITH VIVIOR TO HELP GAMERS BUILD HEALTHY SCREEN HABITS

Complexity Gaming and Ninja Labs Team Up with Innovative Eye Care

Company Vivior to Combat Digital Eye Strain that Impacts 92% of Gamers

FRISCO, Texas – June 1, 2023 – GameSquare Holdings Inc. (“GameSquare”, or the “Company”) (NASDAQ:GAME) (TSXV:GAME), today announced a multi-year, multi-million dollar partnership with innovative Swiss vision care startup Vivior to promote healthy digital habits. Through content creation, product development, and competition, GameSquare and Vivior will raise awareness for how digital eye strain (DES), poor light exposure, bad posture, and more can impact gamers’ long-term health, wellness, and performance. Vivior will work closely with GameSquare and its subsidiaries, Complexity Gaming and recently launched innovation hub, Ninja Labs. As part of the multifaceted deal, ZONED Gaming, a GameSquare company, will also serve as Vivior’s marketing agency of record and will advise the company on its go-to-market strategy and product launch.

“Our partnership with Vivior represents GameSquare’s ongoing commitment to player care initiatives,” said Justin Kenna, CEO, GameSquare. “It’s a nod to how GameSquare’s businesses across marketing, esports, data, product development, and more can come together to create a one-of-a-kind campaign that can make an impact. Together with Vivior, we are not only empowering our aggregate audience of 500 million to excel by prioritizing their health, but also equipping the global gaming community with innovative technologies to enhance gameplay.”

Vivior will collaborate with GameSquare Chief Innovation Officer Tyler “Ninja” Blevins and Ninja Labs to develop and launch a health and wellness platform. The first-of-its-kind rewards program will introduce a gamified experience to incentivize healthy habits through giveaways, such as in-game XP’s, drops, and skins along with in real-life rewards and prizes. As part of their commitment to DES prevention, the pair will also look to jointly develop new products that address gamers’ most common pain points, including vision, screen time, posture, and blue light exposure.

“I’ve been focused on balancing gaming and wellness for a while now because the more time we spend gaming, the more important it is to take care of our long-term health,” said Blevins. “What started with me talking openly about wellness was formalized with the Team Ninja Time Out initiative, and now teaming up with Vivior is another first step to creating a more sustainable future for the next generation of gamers.”

In an effort to reinforce the importance of vision care, Ninja Labs and Vivior will also host a health and wellness-focused Fortnite tournament. The multi-day competition will see 50 duos – 25 creator teams and 25 open bracket teams – face off in a custom Vivior-branded Fortnite map.

“As young audiences continue to spend more time online looking at screens, eliminating digital visual stress is a key to living a healthy lifestyle,” said Professor Michael Mrochen, Chairman and co-founder of Vivior. “Through our multifaceted partnership with GameSquare, we’re making gamers more cognizant of how small changes to their screen usage, posture, and more can make big differences in their overall health and wellbeing.”

Vivior will additionally collaborate with Complexity’s diverse talent roster to produce sponsored content and live streams that promote the importance of practicing healthy habits while gaming, doubling down on Complexity’s long-standing commitment to talent and player care. To launch the initiative, Vivior will have a presence at Complexity’s DreamHack Dallas booth on June 2-4, where attendees can learn about their posture, DES risks, and more while competing in friendly Halo Infinite matches.

To learn more, please visit http://ninjalabs.gg/.

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About GameSquare

GameSquare Holdings Inc. (NASDAQ:GAME) (TSXV:GAME) is a vertically integrated, international digital media, entertainment and technology company, which leverages an audience of over 290 million followers. GameSquare’s leading audience and platform enables global brands to connect with gaming and youth culture audiences. GameSquare’s end-to-end platform includes Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Zoned, a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organisation operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, leader in live gaming and esports streaming analytics, and Sideqik a social influencer marketing platform. For more information, please visit www.gamesquare.com.

About Vivior

Vivior is a Swiss digital health start-up founded in 2017 by leading vision care and wearable technology experts. The company’s cutting edge wearable technology objectively measures visual behavior to improve users visual comfort and care. The system collects daily visual activity profiles, measuring light exposure, viewing distances, posture and other behavioral data. Machine-learning algorithms analyse users’ visual lifestyle patterns to provide them with valuable guidance to improve their gaming, work, and study setup also delivering recommendations for improving visual behavior to help combat digital eye strain. Vivior’s game changing vision correction solutions are personalised to an individual’s lifestyle and visual behavior of a person. This ground-breaking technology allows a better understanding of gamers needs and enables eye care professionals to offer optimal personalized solutions to their patients. www.vivior.com